August 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re: Cantor Equity Partners I, Inc.

Draft Registration Statement on Form S-1

Submitted July 1, 2024

CIK No. 0002027708

Ladies and Gentlemen:

Cantor Equity Partners I, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated August 2, 2024 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted on July 1, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type. All page references in the responses set forth below refer to page numbers in the Registration Statement, which is being filed herewith (the “Registration Statement”).

Draft Registration Statement on Form S-1

Cover Page

1.	Please state whether the redemptions will be subject to any limitations, such as for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. Also disclose the “certain conditions as further described herein” relating to the redemptions or provide a cross-reference to the detailed disclosure in the prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

2.	In the paragraph where you disclose the dilution relating to the founder shares, also disclose that the anti-dilution adjustment to the founder shares may result in material dilution of the public shares. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

3.	In the paragraph where you refer to compensation, please also disclose the amount of loan reimbursements, monthly payments for office space, and underwriting and business combination marketing fees to CF&Co. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

4.	Where you reference conflicts of interest on the cover page, please state clearly that there may be actual material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

5.	Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

6.	Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page of the Registration Statement.

Summary, page 1

7.	Please add a risk factor summary, as required by Item 105(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 33-35 of the Registration Statement.

8.	Where you discuss other SPACs sponsored by Cantor, please also describe CF Acquisition Corp. A or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages throughout the Registration Statement, including by adding Cantor Equity Partners, Inc. to the definition of “Active Cantor SPACs”.

9.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 6 of the Registration Statement.

10.	Please state the basis for your statement on page 8 that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8 and throughout Registration Statement.

11.	Under Conflicts of Interest, please disclose the additional conflicts of interest relating to the repayment of loans, CF&Co. underwriting and business combination marketing fees, reimbursement for any out-of-pocket expenses, and the potential fees to CF&Co. for financial advisory services. Also disclose the potential conflicts of interest arising from the ability to pursue a business combination with a business that is affiliated with Cantor or its affiliates or your sponsor, officers or directors. See Item 1602(b)(7) of Regulation SK.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8-9 of the Registration Statement.

12.	We note your disclosure regarding the $1,750,000 in working capital loans. Please describe the terms of repayment or conversion of these loans. See Item 1602(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages on the cover page and page 8 of the Registration Statement.

13.	We note your disclosure that you may need to obtain additional financing either to complete an initial business combination or because you become obligated to redeem a significant number of your public shares. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 6 of the Registration Statement.

14.	Please revise the table on page 8 to include the $1,750,000 loan commitment made by your sponsor for working capital needs, and the antidilution adjustment of the founder shares. Also, reference in the table reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Finally, describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests. See Item 1602(b)(6).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 8 of the Registration Statement.

15.	We note your disclosure on page 51 regarding an amendment to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated. Please clarify the reference to such an amendment and explain how such an amendment will be consistent with the Nasdaq rules which provide that at least 90% of the gross proceeds from this offering and the sale of the private placement shares must be deposited in a trust account.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 52 of the Registration Statement to remove the referenced language.

Risk Factors

If we are deemed to be an investment company, page 63

16.	Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 65 of the Registration Statement.

If our initial business combination involves a company organized under the laws of a state of the United States, page 71

17.	We note your disclosure that you may withdraw interest from the trust account to pay taxes. Please clarify whether this may include excise taxes.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement to reflect that any such withdrawals will not be used to pay excise taxes.

Proposed Business, page 94

18.	Please revise the table on page 100 to include the $1,750,000 loan commitment made by your sponsor for working capital needs, and the antidilution adjustment of the founder shares. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 103-104 of the Registration Statement.

19.	Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also disclose the conflicts of interest relating to repayment of loans, reimbursements of expenses, and the underwriting and business combination marketing fees to CF&Co. See Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 103-104 of the Registration Statement.

20.	Please also address the status of the securities offering by CF Acquisition Corp. A and its impact on you including how opportunities to acquire targets are allocated among SPACs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 3, 4, 98 and 99 of the Registration Statement to include references to Cantor Equity Partners, Inc. (f/k/a CF Acquisition Corp. A). At this time we have not addressed the Staff’s comment regarding including how opportunities to acquire targets are allocated among SPACs. We have not yet determined when we will consummate our initial public offering. Should we determine that we will consummate our initial public offering while Cantor Equity Partners, Inc. remains active and without having executed a business combination agreement, we will update the disclosure in the Registration Statement to address this part of the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc: Stuart Neuhauser, Esq.

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